CONSENT OF K. BESEMANN

The undersigned hereby consents to the quotation or summary of the portions prepared by me of the report entitled "Côté Gold Project, Ontario, NI 43-101 Technical Report on Feasibility Study" with an effective date of November 1, 2018 in (i) the Annual Report on Form 40-F for the year ended December 31, 2020, (ii) the Registration Statement on Form F-10 (File No. 333-238310) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Karen Basemann

_________________________
By: Karen Besemann, P. Geo

Hydrogeologist

GOLDER ASSOCIATES LTD.

Dated: February 17, 2021